FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Sodexho reports results for the first half 2005-2006.

Item 1

P R E S S R E L E A S E . . .

Sodexho reports results for the first half 2005-2006

  Organic growth: + 5.5%
  Continuing improvement in operating profit drives strong increase in Group net income
  Objectives for Fiscal 2006 confirmed

Paris, May 11, 2006 SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE:SDX) Sodexho Alliance’s Board of Directors, chaired by Pierre Bellon, met on May 9, 2006, to close the Group’s financial statements for the first half of fiscal 2006, which ended on February 28, 2006.

     Financial Highlights

Sodexho Alliance has applied International Financial Reporting Standards (IFRS) since September 1, 2005. Comparative amounts have been presented also using the new accounting standards.

(in millions of euro)	First Half Fiscal 2005	First Half Fiscal 2006	Change (excluding currency impact)	Currency Impact(2)	Total Change
Revenues	5,902	6,546	+ 5.5%	+ 5.4%	+10.9%
Operating profit excluding settlement of U.S. litigation (1)	270	315	+ 11.4%	+ 5.3%	+ 16.6%
Operating profit	210	315	+ 43.3%	+ 6.7%	+ 50.0%
Financial expense	(54)	(52)	-8.1%	+ 2.8%	- 5.3%
Income tax	(57)	(102	+ 70.9%	+ 8.4%	+79.3%
Group net income excluding resolution of U.S. litigation (1)	134	160	+ 11.6%	+ 8.4%	+ 20.0%
Group net income	94	160	+ 62.5%	+ 8.4%	+ 70.9%

(1) Operating profit and net income for the first half Fiscal 2005 include a provision for 60 million euro (40 million euro after tax) corresponding to the estimated charge at the time of the settlement of this litigation.
(2) For the first time in three years, the translation of the U.S. dollar into euro resulted in a favorable exchange rate impact on the consolidated income statement.

Page 1 / 12

P R E S S R E L E A S E . . .

Organic revenue growth of 5.5%

Organic revenue growth for the first half of fiscal 2006 was solid in all activities, particularly in the Healthcare and Seniors segment (+8.2%) in Food and Management Services and also in Service Vouchers & Cards (+16.8%) .

Revenues for the first half of fiscal 2006 were reported on April 5, 2006, and the related press release is available on the Group’s website : www.sodexho.com

Operating profit: +11.4% excluding currency impact

In Service Vouchers & Cards, operating profit was 53 million euro, a particularly strong improvement (+43.5%) (1) resulting from very positive business development, notably in Latin America.

Food and Management Services(1):

•	In North America, operating profit was 152 million euro, an increase of 7.8%. This results notably from improved performance both from volume growth and on- site productivity in the Healthcare and Seniors and Education segments.

•	The modest improvement in operating profit (+1.5%) in Continental Europe to 103 million euro resulted primarily from:

° the impact of start-up expenses of certain significant new contracts signed last year in France and,

° continuing client headcount decreases, most particularly in Northern Europe.

•	In the United Kingdom and Ireland, operating profit was 17 million euro and in line with the Group’s recovery strategy. This represents a significant improvement over the comparable period in Fiscal 2005.

•	In the Rest of the World (Latin America, Asia, Oceania and Remote Sites), operating profit was 11 million euro. This performance reflects both the scheduled completion of certain infrastructure development contracts in the Remote Sites activity in Australia and slightly decreased activity levels in the Gulf of Mexico following the hurricanes at the beginning of the fiscal year.

Group net income

Group net income rose by 70.9% or 62.5% at constant currency during the first half of Fiscal 2006. First half Fiscal 2005 net income included a 40 million euro (net of taxes) charge for resolution of the U.S. litigation. After adjusting the prior comparable base for this effect, Group net income increased 20%, or 11.6% at constant currency.

Financial situation

At February 28, 2006, net debt amounted to 683 million euro, representing 31% of Group shareholders’ equity.

(1) Comparisons with the prior year are at constant currency and excluding settlement of the U.S. litigation.

Page 2 / 12

P R E S S R E L E A S E . . .

Fiscal 2005 – 2006 outlook

On May 9, 2006, the Sodexho Alliance Board of Directors confirmed, for Fiscal 2006, the high end of the objectives announced in November 2005:

  Organic revenue growth of around 5%;

  Increase in operating profit of about 6%, excluding currency impact.
Ambition 2015

Developed by 350 managers from around the world to unite the Group’s 324,000 employees around a clear vision for the future, Sodexho’s “Ambition 2015” is to be the premier global outsourcing expert in quality of life services.

Commenting on this strategic vision, Sodexho CEO Michel Landel said, “Mobilized around this collective goal, we are determined to improve our operational efficiency and competitiveness. Given the enormous growth potential within Sodexho’s markets, we have an ambition to accelerate our organic revenue growth, in particular through the development and extension of our proven Facilities Management service offerings."

♦ Contacts

Press:
William Mengebier
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 50
10 E-mail : william.mengebier@sodexhoalliance.com

Nathalie Solimena
Tel. : + 33 (1) 30 85 73 29 – Fax : + 33 (1) 30 85 50 10
E-mail : nathalie.solimena@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda
Tel: + 33 (1) 30 85 72 03 – Fax + 33 (1) 30 85 50 88
E-mail : jean-jacques.vironda@sodexhoalliance.com

Page 3 / 12

P R E S S R E L E A S E . . .

♦	Analyst and journalist briefings

SODEXHO ALLIANCE will hold a briefing for analysts today at 8:30 am (Paris time) and for journalists at 11:00 am (Paris time) at Espace Etoile-St-Honoré, 23, rue Balzac, 75008 Paris. The analyst meeting will be webcast and will begin at 8:30 am (Paris time). The presentation will be available on the Group’s web site by clicking on the link www.sodexho.com under the “latest news” section, beginning at 7:30 a.m. The audio proceedings also can be followed by dialing +33 (0)1 72 26 01 65. An audio recording of the analysts briefing will be available for one week by dialing + 33 (0)1 72 28 01 49, access code 179927#

♦	Financial communications calendar

♦	First-nine months 2005 – 2006 fiscal revenues
Wednesday, July 5, 2006, conference call.

♦	Full year 2005 – 2006 fiscal revenues
Wednesday, October 4, 2006, conference call.

♦	Full year 2005 – 2006 fiscal results
The press release for full year fiscal 2005 - 2006 results will be published on November 16, 2006. Presentations for analysts and journalists will be held the same day, at Etoile-St-Honoré, 23, rue Balzac, 75008 Paris.

The above dates are provided for information only and are subject to change.

♦	About SODEXHO ALLIANCE

SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Management services, with more than 324,000 employees on 26,700 sites in 76 countries. For Fiscal 2005, which closed August 31, 2005, SODEXHO ALLIANCE had sales of 11.7 billion euro. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 6.2 billion euro.

This press release contains 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like 'believe,' 'expect,' 'anticipate,' 'estimated' , 'project ' , 'plan' 'pro forma,' and 'intend' or future or conditional verbs such as 'will,' 'would,' or 'may.' Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

Page 4 / 12

P R E S S R E L E A S E . . .

Annex 1 :New contracts

Food & Management Services

North America

Business & Industry

Amgen, multiple sites, (2,200 employees, food service, vending); Atlanta Zoo (2,200 employees, food service); Schlumberger Ltd., Sugarland and Austin, Texas, (3,000 employees, food service, vending); Sears Towers (12,000 employees, food service); Dow Chemical (1,800 employees, food service); Unilever (900 employees, mailroom added to food service)

Healthcare

Hollywood Presbyterian Medical Center, Los Angeles, CA, (422 beds, environmental services, engineering, guest services, patient transport, telecommunications); Henry Medical Center, Stockbridge, GA, (200 beds, food service, environmental services); Hellenic Home, Toronto, Canada (200 people, Long-Term Care, food service); PBI Regional Medical Center, Passaic, NJ ( 223 beds, food service, environmental services); Northwest Texas Healthcare System), Amarillo, TX (393 beds, environmental services); East Ridge Retirement Village, Miami, FL, (366 beds, food service) ; Lutheran Care, Clinton, NY (280 beds, food service) ; George Washington University Hospital, Washington, DC (231 beds, environmental services): UPMC Passavant, Pittsburgh, PA, (285 beds, patient transportation); Windsor Regional Hospital. Canada (647 beds, food service) HHS Henderson General Hospital. Canada (environmental services added to existing contract)

Education

Valdosta State University, GA (10,500 students, food service); Southeastern Oklahoma State University, OK (3,800 students, food service); Middletown Monroe City School District, OH (7,600 students, food service)

Continental Europe

Business & Industry

BP, Cergy, France (Facilities Management); Bank Zirat, Turkey, (food service); Huntsman, Netherlands, (650 people, food service); Deutsche Telekom AG Tagungshotel Stuttgart, Germany, (600 people, food service); Telekom Center München, Germany, (2,500 people, food service). Groupama, France, (food service); Bristol Myers Squibb, France (Facilities Management) ; RIE Les Mercuriales, France (food service) ; Finance Ministry, Netherlands, (1,040 employees, food service) ; US Steel Kosice, Slovakia, (30,000 employees, food service) ; Petkim, Turkey (food service); Dassault Falcon Service, le Bourget, (food service, 125 employees)

Healthcare

La clinique Saint Charles, La Roche sur Yon, France; La polyclinique du Maine, Laval, France ; Mutualité Française Loire – Clinique Chirurgicale, France, (220 people, food service); Hospital de Cruces, Spain, (940 people, food service); Hopital des Diaconesses , Paris, France ; management contract with Groupe Suren, leader for seniors residences in France ; GGNet, Netherlands, (375 beds, food service); Clinique de l’Europe, Rouen, France (330 beds)

Page 5 / 12

P R E S S R E L E A S E . . .

Education

Borsod-Abauj-Zemplén County, Hungary, (5,800 students, food service); Vantaa Keskinen Koulut, Finland, (2,700 students, food service) ; Politecnico di Torino , Italy, (20,000 students, food service) ; Primary schools of Perpignan, France, (food service) ; Direction des Familles et de la Petite Enfance, France, (food service) ; Ecoles primaire de Perpignan, France, (food service)

United Kingdom & Ireland

Business & Industry

Catterick Garrison, multiple sites, (7,600 people, facilities management); North of England (Defence), (7 sites, 5,000 people, facilities management); BAA, Gatwick (food service, Emirates 1st and Business Class Lounge, 36,000 customers per day); GSK HPLC, Ware (5 sites, Laboratory Instrumentation, 10,000 people)

Healthcare

Leicester, Leicestershire & Rutland Facilities Consortium, Leicester (14 sites, 760 beds, food service); Papworth Hospital, Papworth Everard, (220 beds Cleaning/Domestic Services)

Education

The Abbey College, Malvern (food service, 100 students)

Rest of world

Business & Industry

Cargill Group, Argentina/Brazil, (6 sites, food service); Shanghai Diesel Engine Co., Ltd., China, (4,500 people, food service); Ministry of Defense, Chile (food service); Mobil, Peru, (Facilities Management) ; Toyota, Cumana, Venezuela (industrial cleaning, post control, waste management, gardening); Shanghai Huizhong Automotive Manufactory (5,000 people, food service); United Nations, Asian Head Quarters, Bangkok, Thailand, (food service) (1200 people); TGI, Tilleke and Gibbons, Bangkok, Thailand (Facilities Management); Mercedes Benz , Cycle & Carriage/Singapore, (food service (150 people) Nortel R&D center Beijing/China (food service – 1700 employees), Microsoft, Colombia, Peru, Venezuela, Ecuador (IFM regional contract)

Healthcare

Hospital Naval, Talcahuano y Viña, Chile, (2 sites, 520 beds, food service and retail); Santa Barbara Hospital, Sao Paulo, Brazil; ( 250 beds; food service); Shanghai N°1 Hospital Songjiang Branch (600 beds, food service); Hospital Da Bahia, Bahia, Brazil (Facilities Management)

Education

University Andres Bello, Santiago, Chile (cleaning services); Manipal Medical College/Malaysia – (food service, 600 students)

Remote sites

Offshore Block 17/Total and subcontractors, Angola (800 people); KATCO/COGEMA, Kazakhastan (200 people); Schlumberger camps, Alaska, USA (150 people); Goro Nickel, New Caledonia, (4,000 people); Central Higueras, Chile, (1,600 people, food service and lodging service); Exxon Mobil, José, Venezuela (food service); Exxon Mobil, Australia (cleaning, administration services, 320 people)

Page 6 / 12

P R E S S R E L E A S E . . .

Service Vouchers and Cards

     • Traditional service offerings:

Brazil : Prefecture de Colatina (5,000 beneficiaries, Food Pass), Ford Motor (4,000 beneficiaires, Gift Pass), Siemens Servicos Tecnicos (1,300 beneficiaires, Restaurant Pass Restaurant), Telsul Servicos (1,600 beneficiaires, Transport Pass), Mexico : Casa Saba (5,200 beneficiaires, Food Pass), Venezuela : Cadela –Electricity production (1,508 beneficiaries, GiftPass), India : Sasken (2,700 beneficiaires, Restaurant Pass), Hindustan Petroleum Corporation (9,300 beneficiaires, Gift Pass), Reliance Energy (1,200 beneficiaires, Food Pass), China : Swatch Group (200 beneficiaires, Restaurant Pass), DHL (100 beneficiaries RestaurantPass) ; Slovakia : Accenture (1,000 beneficiaires, Restaurant Pass and Relax Pass), Hungary: Herend Porcelain Manufactory (800 beneficiaires, Restaurant Pass), Germany: Fujitsu (200 beneficiaires, Restaurant Pass), Poland : Multibank–BRE Bank (3,780 beneficiaries, GiftPass) and PKP Polskie Linie Kolejowe – national railways (1,700 beneficiaries, GiftPass) Romania : Telecomunicatii CFR (1300 beneficiaires, Restaurant Pass) ; Belgium : Alliance Nationale Des Mutualités Chrétiennes (5,500 beneficiaires, Restaurant Pass), New Holland Tractor (2,300 beneficiaires, Restaurant Pass), Turkey : IS Bank (2,250 beneficiaires, Restaurant Pass)

     • New services:

Argentina : Province of Catamarca en Assistance : Program Pro-Family ( 15,000 families), Philippines: Hewlett Packard (20,000 beneficiaires, Gift Pass), Philippines Ports Authority ( 2,000 beneficiaires, Gift Pass), Pfizer Inc (1,400 beneficiaires, Gift Pass), Czech Republic: GE Money Bank (3,000 beneficiaires, FlexiPass), Germany: Potsdam Job Center, Job Pass, Belgium : VRT (Vlaamse Radio- Televisieomroep) (2,300 beneficiaires, Internet Pass); UK: EADS (120 beneficaires, ChildcarePass); Czech Republic: CSOB Bank, Johnson & Johnson S.R.O. and Pfizer (FlexiPass); Slovakia: ING (200 beneficiaries, VacationPass)

Page 7 / 12

P R E S S R E L E A S E . . .

Annex 2

CONSOLIDATED INCOME STATEMENT	(in millions of euro)
	6 months 2005-2006	%Revenues	change	6 months 2004-2005	%Revenues

Revenue	6 546	100%	10,9%	5 902	100%
Cost of sales	(5 610)	-85,7%		(5 068)	-85,9%
Gross profit	936	14,3%	12,2%	834	14,1%
Sales department costs	(75)	-1,2%		(66)	-1,1%
General and administrative costs	(547)	-8,4%		(499)	-8,5%
Other operating income and charges	1	0,0%		(59)	-1,0%
Operating profit before financing costs	315	4,8%	50,0%	210	3,6%
Net financing costs	(52)	-0,8%	-5,3%	(54)	-0,9%
Share of profit of associates	3			(2)
Profit before tax	266	4,1%	72,8%	154	2,6%
Income tax expense	(102)	-1,6%		(57)	-1,0%
Net result from discontinued operations	-			-
Profit for the period	164	2,5%		97	1,6%
Minority interests	4	0,1%		3	0,1%
Group profit for the period	160	2,4%	70,9%	94	1,6%
Earnings per share (in euro)	1,01		70,9%	0,59
Diluted earnings per share (in euro)	1,01		70,9%	0,59

Page 8 / 12

P R E S S R E L E A S E . . .

CONSOLIDATED BALANCE SHEET	in millions of euro

	February 28, 2006	August 31, 2005	February 28, 2005

Non-current assets
Property, plant and equipment	424	406	401
Goodwill	3 803	3 711	3 506
Other intangible assets	244	225	205
Associates	29	26	23
Financial assets	74	74	80
Other non-current assets	22	18	17
Deferred tax assets	244	225	199
Total non-current assets	4 840	4 685	4 431

Current assets
Financial assets	6	7	6
Derivative financial instruments	37	40	49
Inventories	180	176	177
Income tax	32	19	28
Trade receivable	2 173	1 750	1 866
Restricted cash and financial assets related to	375	326	296
the Service Vouchers and Cards activity
Cash and cash equivalents	822	949	852
Total current assets	3 625	3 267	3 274

Total assets	8 465	7 952	7 705

Page 9 / 12

P R E S S R E L E A S E . . .

CONSOLIDATED BALANCE SHEET	in millions of euro

	February 28, 2006	August 31, 2005	February 28, 2005

Shareholders’ equity
Capital	636	636	636
Share premium	1 186	1 186	1 186
Undistributed net income	667	708	715
Consolidated reserves	-293	-467	-761
Total group shareholders’ equity	2 196	2 063	1 776
Minority interests	17	18	16
Total shareholders’ equity	2 213	2 081	1 792

Non-current liabilities
Borrowings	1 727	1 891	1 684
Employee benefits	314	308	314
Other liabilities	96	82	64
Provisions	60	53	52
Deferred tax liabilities	36	50	48
Total non-current liabilities	2 233	2 384	2 162

Current liabilities
Bank overdraft	81	21	48
Borrowings	107	85	408
Derivative financial instruments	2	2	4
Income tax	129	84	103
Provisions	90	97	87
Trade and other payable	2 465	2 197	2 143
Vouchers payable	1 145	1 001	958
Total current liabilities	4 019	3 487	3 751

Total equity and liabilities	8 465	7 952	7 705

Page 10 / 12

P R E S S R E L E A S E . . .

CASH FLOW
(in million of euros)	6 months 2005-2006	6 months 2004-2005

Operating activities
Operating profit before financing costs	315	210
Non cash items
Depreciations	96	92
Provisions	(5)	61
Losses (gains) on disposals and other, net of tax	2	5

Dividends received from associates	1	0

Change in working capital from operating activities	(191)	(39)
change in inventories	(2)	(22)
change in client and other accounts receivable	(393)	(290)
change in suppliers and other liabilities	133	120
change in Service Vouchers and Cards to be reimbursed	119	111
change in financial assets related to the Service Vouchers
and Cards activity	(48)	42
Interest paid	(23)	(20)
Interest received	9	0
Income tax paid	(97)	(54)

Net cash provided by operating activities	107	255

Investing activities
Tangible and intangible fixed assets investments	(108)	(80)
Fixed assets disposals	3	13
Change in financial investments	1	(8)
Acquisitions of consolidated subsidiaries	(27)	(1)
Disposals of consolidated subsidiaries	0	(3)

Net cash used in investing activities	(131)	(79)

Financing activities
Dividends paid to parent company shareholders	0	0
Dividends paid to minority shareholders of consolidated companies	(5)	(3)
Change in shareholders' equity	18	2
Proceeds from borrowings	3	73
Repayment of borrowings	(198)	(196)

Net cash provided by (used in) financing activities	(182)	(124)
Increase in net cash and cash equivalents	(206)	52

Net effect of exchange rates on cash	19	(7)
Cash and cash equivalents, as of beginning of period	928	759

Cash and cash equivalents, as of end of period	741	804

Page 11 / 12

P R E S S R E L E A S E . . .

ANALYSIS OF OPERATING ACTIVITIES        (in millions of euro)

Revenues	6 months 2005/2006 IFRS	change	6 months 2004/2005 IFRS

• By operating activity
Food and Management Services
North America	2919	12,9%	2586
Continental Europe	2111	6,4%	1984
United Kingdom and Ireland	663	3,6%	640
Rest of the World	678	22,2%	555
Service Vouchers and Cards	178	27,2%	140
Elimination of intragroup revenues	-3		-3

	6 546	10,9%	5 902

Operating profit	6 months 2005/2006 IFRS	change	6 months 2004/2005 IFRS	6 months 2005/2006 IFRS	6 months 2004/2005 IFRS
• By operating activity				margin	margin

Food and Management Services
North America	152	118,5%	69	5,2%	2,7%
North America excluding US litigation			129		5,0%
Continental Europe	103	1,3%	102	4,9%	5,1%
United Kingdom and Ireland	17	55,9%	11	2,6%	1,7%
Rest of the World	11	-6,0%	12	1,6%	2,1%
Service Vouchers and Cards	53	54,9%	34	29,8%	24,4%
Corporate expenses	-21	15,8%	-18
GROUP	315	50,0%	210	4,8%	3,6%
GROUP excluding US litigation	315	16,6%	270	4,8%	4,6%

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: May 12, 2006	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer